
07005606

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2007
WASHINGTON, D.C.
SECTION

SEC FILE NUMBER
8-48347

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Lugano Group Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

650 Poydras St. - Ste. 1400
(No. and Street)

New Orleans (City) LA (State) 70130-6116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Amir Mireskandari 504-529-9752
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles F. Webb, CPA
(Name – *if individual, state last, first, middle name*)

616 Baronne Street-Ste. 205 (Address) New Orleans (City) LA (State) 70113 (Zip Code)

PROCESSED
APR 0 4 2007
THOMSON
FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Amir Mireskandari, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Lugano Group Incorporated, as of FEB. 28, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Executive Vice President
Title

Notary Public

PAULETTE MCGUIRE NOTARY PUBLIC STATE OF TEXAS EXPIRES SEPT. 27, 2008

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) *Statement of Financial Condition.*
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHARLES F. WEBB
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

The Lugano Group Incorporated
650 Poydras Street - Ste. 1400
New Orleans, LA 70130-6116

I have audited the accompanying statement of financial condition of The Lugano Group Incorporated as of December 31, 2006 and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion the financial statements referred to above present fairly, in all material respects, the financial position of The Lugano Group Incorporated at December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As described in Notes 5, in July 2005 the Company was sanctioned by its regulatory agency for certain non-financial violations. The possible effects of these conditions and events raise substantial doubt regarding its ability to continue as a going concern. Management plans in regard to these matters are described in Note 6. The financial statements do include an adjustment to provide for the outcome of this uncertainty.

616 BARONNE ST., SUITE 205 • NEW ORLEANS, LOUISIANA 70113 • (504) 529-2220 • FAX (504) 529-7558 EMAIL cfwebb1040@aol.com

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.



Charles F. Webb
Certified Public Accountant

February 27, 2007

THE LUGANO GROUP, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
December 31, 2006

ASSETS

Cash and cash equivalents	$152
Other receivable	19,220
Securities at market value	30,790
Secured demand notes collateralized by investments	12,231
Furniture and equipment, net of accumulated depreciation of $12,432	
Organization Cost, net of accumulated amortization of $12,420	
Total Assets	$62,393

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Note payable - Noncurrent	$1,200
NASD settlement payable	25,000
	26,200
SUBORDINATED LIABILITIES	
Liabilities subordinated to the claims of general creditors	13,000
STOCKHOLDERS' EQUITY	
Common stock, $1.00 par value, 10,000 authorized, 100 shares issued and outstanding	100
Contributed capital	48,517
Retained earnings	(25,424)
	23,193
Total Liabilities and Stockholders' Equity	$62,393

See notes to financial statements.

END